UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Bronco Drilling Company
(Name of Issuer)

Common Shares
(Title of Class of Securities)

112211107
(CUSIP Number)

Third Avenue Management LLC
Attn: W. James Hall
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 3 to Schedule 13D amends certain information contained in the Schedule 13D dated and filed January 25, 2008 (the “Schedule 13D”) by Third Avenue Management LLC (“TAM”) relating to the shares of the common stock (the “Common Stock”) of Bronco Drilling Company, Inc. an Oklahoma corporation (the “Company”), Amendment No. 1 to the Schedule 13D dated and filed on March 6, 2008, and Amendment No. 2 to the Schedule 13D dated April 1, 2008, and filed on April 8, 2008.  Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.  Information regarding the ownership of Common Shares set forth herein is as of the close of business on August 5, 2008.

Item 4.     Purpose of Transaction

The third paragraph of Item 4 of the Schedule 13D is amended by the addition of the following:

TAM does not believe the Merger is in the best interests of the Issuer’s shareholders, and intends to take action to oppose the Merger including, but not limited to, making public statements in opposition to the Merger and voting its shares against the Merger.  Accordingly, on August 6, 2008, TAM published an open letter to the Issuer’s Chief Executive Officer regarding the Merger Agreement, which letter is attached hereto as Exhibit A.

Item 7.     Material to be Filed as an Exhibit

The following documents are filed as exhibits:

Exhibit A:  Open Letter to Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2008

THIRD AVENUE MANAGEMENT LLC

By:	/s/ W. James Hall
Name: W. James Hall
Title: General Counsel